Exhibit (a)(5)(I)

Cypress Board Rejects Ramius' $6.00 All-Cash Offer

NEW YORK, Dec. 14, 2010  -- Ramius V&O Acquisition LLC, a subsidiary of Ramius LLC (collectively, "Ramius"), today announced that Cypress Bioscience, Inc. (Nasdaq:CYPB) has rejected its fully financed offer to acquire all of Cypress’ outstanding Common Stock in a negotiated transaction for $6.00 per share in cash.

Ramius and affiliates of Royalty Pharma Finance Trust (“Royalty Pharma”) had fully negotiated the terms of a definitive merger agreement with Cypress over the past few days and in connection therewith increased their offer to acquire all of Cypress’ outstanding Common Stock to $6.00 per share in cash.  Yesterday, Ramius and Royalty Pharma were led to believe that the revised offer would likely be acceptable to the Board of Directors of Cypress and that the Board would be meeting last night to consider the revised offer.

Unfortunately, Ramius and Royalty Pharma learned Monday night that the Board had rejected its offer and that the Company is pursuing an alternative transaction with a third party.  Ramius and Royalty Pharma believe that the Company is now considering a less certain, alternative transaction with this third party.

In light of the foregoing, Ramius intends to promptly amend its current tender offer to increase the offer price to $6.00 per share in cash and, among other things, to eliminate the financing condition.

Ramius currently owns 9.9% of Cypress and commenced a tender offer on September 15, 2010 to purchase all of the shares of Cypress it does not currently own for $4.25 per share.

Ramius urges the members of the Cypress Board to carefully consider their fiduciary duties to Cypress' stockholders and to give Cypress stockholders an opportunity to choose which transaction they prefer.  In particular, Ramius urges the Cypress Board not to agree to any break-up fee with the other party or any other terms that are disadvantageous to Ramius and Cypress’ stockholders.

For further information regarding Ramius’ tender offer, shareholders can visit www.tenderforcypressbio.com.  Otherwise, to contact Ramius directly, stockholders can email contact information to cypbtender@ramius.com.

IMPORTANT INFORMATION REGARDING THE TENDER OFFER

Ramius V&O Acquisition LLC, a wholly-owned subsidiary of Ramius Value and Opportunity Advisors LLC, has commenced, along with certain of its affiliates, a tender offer to purchase all of the outstanding shares of common stock of Cypress at $4.25 per share, net to the seller in cash, without interest.  The offer is now scheduled to expire at 12:00 Midnight, New York City time, on December 17, 2010, unless the offer is extended.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to Innisfree M&A Incorporated.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE SOLICITATION AND THE OFFER TO BUY CYPRESS' COMMON STOCK IS ONLY BEING MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC HAS FILED (AND WILL FILE) WITH THE SECURITIES AND EXCHANGE COMMISSION.  STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV/ OR FROM RAMIUS LLC BY CONTACTING INNISFREE M&A INCORPORATED TOLL-FREE AT (877) 717-3936 OR COLLECT AT (212) 750-5833.

The offer is now scheduled to expire at 12:00 Midnight, New York City time, on December 17, 2010, unless extended.

About Ramius LLC

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

Contact:

Ramius LLC
Peter Feld, 212-201-4878
Gavin Molinelli, 212-201-4828